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                     October 11, 2022

       Brian A. Valentine
       Chief Financial Officer
       Andersons, Inc.
       1947 Briarfield Boulevard
       Maumee, OH 43537

                                                        Re: Andersons, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            File No. 000-20557

       Dear Brian A. Valentine:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services